33-1,Shiba 3-chome,Minato-ku,Tokyo 105-8574,Japan
TEL: (03) 5232-3331
TELEX:TRUSTMIT J26397 SWIFT Address:MTRBJPJT

RECEIVED
2007 JUL 10 A 9:15
OFFICE OF INTERNATIO...
CORPORATE ...

July 3, 2007

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Mitsui Trust Holdings

The ~~Chuo Mitsui Trust and Banking Company, Limite~~d
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.82-4677

SUPPL

Ladies and Gentlemen:

The Chuo Mitsui Trust and Banking Company, Limited, a bank organized as a joint stock company under the law of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following press release documents to the Commission:

- **NOTICE OF RESOLUTIONS OF THE 6TH ORDINARY GENERAL MEETING OF SHAREHOLDERS**
- **POLICY CONCERNING REDUCTION OF NUMBER OF SHARES PER MINIMUM TRADING UNIT**
- **PARTIAL AMENDMENT TO FINANCIAL STATEMENTS AND FINANCIAL HIGHLIGHTS FOR FISCAL YEAR 2006**

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Please acknowledge receipt of this letter by stamping the enclosed copy and returning it.

Yours very truly,

07025034

For and on behalf of
The Chuo Mitsui Trust & Banking Co., Ltd.

Nobuaki Minei
Senior Manager
Global Finance Department
Phone: 81-3-5232-1056
Facsimile:81-3-5232-4479

PROCESSED
JUL 10 2007 E
THOMSON
FINANCIAL

dw 7/10

(共Ea40 野外15.5 2000 NCR)

June 28, 2007

To: Shareholders

Kazuo Tanabe
President
MITSUI TRUST HOLDINGS, INC.
33-1, Shiba 3-chome, Minato-ku, Tokyo
Code No.: 8309

NOTICE OF RESOLUTIONS OF THE 6TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Sirs:

This is to inform you of the following reports and resolutions made at the Company's 6th Ordinary General Meeting of Shareholders held on June 28, 2007:

Matters reported:

(1) Matters concerning the business report, consolidated financial statements, and the audit reports on consolidated financial statements made by the independent auditors and Board of Corporate Auditors for the 6th term (from April 1, 2006 to March 31, 2007)

The contents of the above consolidated financial statements and audit reports were reported.

(2) Matters concerning reports on the statement of accounts for the 6th term (from April 1, 2006 to March 31, 2007)

The contents of the above statement were reported.

Matters resolved:

Agendum 1: Matters concerning distribution of surplus for the 6th term

This agendum was approved and resolved as originally proposed.

Annual dividends of 5 yen per share for common stock, 14.4 yen per share for Class II preferred stock, and 20 yen per share for Class III preferred stock were resolved.

Agendum 2: Matters concerning partial amendments to the Articles of Incorporation

This agendum was approved and resolved as originally proposed. The major amendments are as listed below.

(1) The Company shall change the Group's brand name to "Chuo Mitsui," a brand name that has become well known with many clients through its retail services, with the aim of strengthening its brand awareness.

(Article 1)

This amendment to the Articles of Incorporation shall become effective on October 1, 2007, and Article 1 of the Supplementary Provision shall be newly added to that effect.

(2) The Company shall delete the provisions of its Articles of Incorporation that relate to the Class I Preferred Stock, as it has already acquired and retired all the shares of the Class I Preferred Stock in July 2006. (Article 6; Article 15, Paragraph 1; Article15, Paragraph 3; Article 21, Paragraph 1)

(3) The Company shall add a provision to its Articles of Incorporation to limit the appointment of voting proxies to one person, since such provisions have become standard. (Article 28)

Agendum 3: Matters concerning election of all six (6) Directors due to termination of their current terms.

Messrs. Kiichiro Furusawa, Kazuo Tanabe, Tomohiro Ito, Jun Okuno, Ken Sumida and Tadashi Kawai were re-elected as originally proposed. All Directors assumed their respective offices.

- end -

June 27, 2007

To Whom It May Concern:

Name of listed company: Mitsui Trust Holdings, Inc.
President: Kazuo Tanabe
Code No.: 8309

Partial Amendments to Financial Statements and Financial Highlights for Fiscal Year 2006

Mitsui Trust Holdings, Inc. hereby announces partial amendments to its Financial Statements and Financial Highlights for Fiscal Year 2006 released on May 18, 2007.

Financial Statements for Fiscal Year 2006 (Consolidated)

Page 1

I. Financial Highlights for Fiscal Year 2006 (from April 1, 2006 to March 31, 2007)

(2) Financial Conditions

Consolidated BIS Ratio

(Before Amendment) Preliminary	12.12%
(After Amendment)	12.13%

II. Financial Highlights for FY 3/07

(Page 4)

2. Capital Adequacy Ratio

(1) Mitsui Trust Holdings, Consolidated

(Consolidated) (Unit: yen billion, %)

	No.	(After Amendment) End-3/2007 (Basel II Basis)	(Before Amendment) End-3/2007 (Basel II Basis)
Total Capital	1	1,041.8	1,040.2
Tier1	2	764.5	763.7
Risk Adjusted Assets	3	8,584.1	8,581.8
Credit Risk	4	8,007.4	8,005.0
Operational Risk	5	576.7	576.7
Capital Adequacy Ratio	6	12.13	12.12
Tier1 Ratio	7	8.90	8.89

(2) CMTB, Non-consolidated

(CMTB) (Unit: yen billion, %)

	No.	(After Amendment) End-3/2007 (Basel II Basis)	(Before Amendment) End-3/2007 (Basel II Basis)
Total Capital	8	985.2	983.7
Tier1	9	708.8	708.0
Risk Adjusted Assets	10	8,315.2	8,312.9
Credit Risk	11	7,851.3	7,848.9
Operational Risk	12	463.9	463.9
Capital Adequacy Ratio	13	11.84	11.83
Tier1 Ratio	14	8.52	8.51

For inquiries concerning this matter, please contact:
Keisuke Suzuki, Deputy General Manager
General Planning Department
Tel: +81-3-5232-8542

June 27, 2007

To Whom It May Concern:

Mitsui Trust Holdings, Inc.
Code No.: 8309

Policy Concerning Reduction of Number of Shares per Minimum Trading Unit

Mitsui Trust Holdings, Inc. (the "Company") does not believe there is an immediate need to reduce the number of shares of its common stock per minimum trading unit at this time, taking into account the stock price, number of shareholders, liquidity of shares on the stock market, cost-effectiveness, and other factors. However, it will continue to examine the matter as circumstances and market needs change.

For inquiries concerning this matter, please contact:

Mitsui Trust Holdings, Inc.
Public Relations Group
Planning and Coordination Department
Phone: +81-3-5232-8827

END